Exhibit 1

For immediate release

BioLineRx Announces Receipt of Two Notices of
Allowance from USPTO for Patents Covering BL-1021, an
Orally Available New Chemical Entity for Treatment of
Neuropathic Pain

Jerusalem, Israel - June 5, 2012 - BioLineRx (NASDAQ:BLRX; TASE:BLRX), a biopharmaceutical development company, announced today that two Notices of Allowance have been issued by the United States Patent and Trademark Office (USPTO) for BL-1021, an orally available small molecule for treating neuropathic pain.  The first has been issued for a patent application claiming BL-1021's composition, that when issued, will be valid until at least September 2022. Additional patents claiming BL-1021's composition are granted or pending in Europe, Japan, Canada, Korea, Mexico, Israel, India, China and Australia.  The other Notice of Allowance is for a patent application claiming the use of BL-1021 for the treatment of pain, that when issued, will be valid until at least January 2028. Additional patents claiming the use of BL-1021 for the treatment of pain are pending in Europe, Japan, Canada, Korea, Mexico, Israel, India, China and Australia.

"We are very pleased at receiving these notices of allowance from the USPTO for the patent applications covering BL-1021's composition and use," stated Dr. Kinneret Savitsky, BioLineRx's CEO. "Currently millions of people around the world suffer from neuropathic pain resulting from diabetes, shingles and other diseases and present treatments do not give them a satisfactory solution. BL-1021 may present an improved treatment for such patients, greatly improving their quality of life."

About BL-1021
BL-1021 is an orally available small molecule for the treatment of neuropathic pain that was designed to share the activities of anti-neuropathic drugs without their common adverse effects. BL-1021’s efficacy has been demonstrated in various animal models of neuropathic pain. Pre-clinical data demonstrate that BL-1021 has an improved safety profile compared with other anti-pain medications and clinical trials have demonstrated that a single administration of BL-1021 was safe and well tolerated.

About Neuropathic Pain
Neuropathic pain is a complex, chronic state of pain that results from dysfunctional or injured nerve fibers. Neuropathic pain is associated with various conditions, including shingles, diabetes and cancer and is reported to affect 1% to 3% of the population. Patients describe the symptoms as burning, stabbing, electric shock or itching sensations, which can cause extreme discomfort for extended periods of time. A variety of medications are used to treat neuropathic pain, including antidepressants and anti-seizure medicines. However, these medications have significant side effects and are not always effective. In 2009 the neuropathic pain market was estimated to be $2.4 billion in the seven major markets (US, Japan, France, Germany, Italy, Spain and the UK), and it is projected to grow to $4.1 billion in 2018.

About BioLineRx
BioLineRx is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia has commenced a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc., is currently undergoing a pivotal CE-Mark registration trial; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) is commencing a Phase II trial. In addition, BioLineRx has eleven products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx's business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government's Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization.

For more information on BioLineRx, please visit www.biolinerx.com.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2012. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1215
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il